

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Wayne M. Bolio
General Counsel
Nautilus, Inc.
17750 S.E. 6th Way
Vancourver, Washington 98683

Re: Nautilus, Inc.
Form 8-K Filed October 15, 2020
Exhibit 2.1
File No. 001-31321

Dear Mr. Bolio,

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance